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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                               (Amendment No. 1)

                  Under the Securities Exchange Act of 1934*

                            On Command Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   682160106
                             ----------------------
                                 (CUSIP Number)

                                Jerome H. Kern
                            On Command Corporation
                            6331 San Ignacio Avenue
                          San Jose, California 95119
                                (408) 360-4500

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 4, 2000
                            ----------------------
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 9
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                                 SCHEDULE 13D
CUSIP NO. 682160106

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      NAMES OF REPORTING PERSONS
 (1)  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Jerome H. Kern
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (2)                                                              (a) [_]
                                                                  (b) [X]
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      SEC USE ONLY
 (3)

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 (4)
      SC, BK, PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 (5)
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 (6)
      United States of America
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                          SOLE VOTING POWER
                     (7)
     NUMBER OF            3,574,155 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      (8)
                          0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     (9)
    REPORTING             3,574,155 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          (10)
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(11)

      3,574,155 shares
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(12)
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
(13)
      Approximately 11.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
(14)
      IN
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       This Amendment No. 1 (this "Amendment") to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on April 17, 2000 (the "Original Statement"), with respect to the beneficial ownership of shares of common stock, par value $.01 per share (the "Common Stock"), of On Command Corporation (the "Issuer") by Jerome H. Kern.

Item 3.   Source and Amount of Funds or Other Consideration.

       Item 3 of the Original Statement is hereby amended and supplemented as follows:

       The information set forth in Item 6 is incorporated herein in its entirety.

       Mr. Kern funded the purchase price for the open market purchases described in clause (c)(i) of Item 5 from personal funds.

       Mr. Kern funded the purchase price for the purchase of 2,224,155 shares of Common Stock from Hilton Hotels Corporation described in clause (c)(ii) of
Item 5 from the proceeds of a margin loan from The Bank of New York on August 4, 2000.

Item 4.   Purpose of Transaction.

       Item 4 of the Original Statement is hereby amended and supplemented as follows:

       The information set forth in Item 6 is incorporated herein in its entirety.

       As disclosed in the Original Statement, on April 6, 2000 the Board of Directors of the Issuer approved in principle the terms of Mr. Kern's purchase of equity securities of the Issuer and directed the Compensation Committee of the Issuer's Board of Directors and other representatives of the Issuer to negotiate the terms of such equity purchase by Mr. Kern. Thereafter, Mr. Kern and representatives of the Issuer engaged in discussions relating to the structure of Mr. Kern's equity purchase. On August 4, 2000, the Issuer and Mr. Kern entered into a definitive agreement regarding Mr. Kern's equity purchase, and that equity purchase was consummated on August 10, 2000. The definitive agreement and other documents relating to Mr. Kern's equity purchase are described in more detail in Item 6.

       Other than as set forth herein, Mr. Kern does not have any present plans or proposals which relate to or would result in:

       (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

       (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

       (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

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       (e)  Any material change in the present capitalization or dividend policy of the Issuer;

       (f) Any other material change in the Issuer's business or corporate structure;

       (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

       (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

       (j)  Any action similar to any of those enumerated in this paragraph.

Item 5.  Interest in Securities of the Issuer.

       Item 5 of the Original Statement is hereby amended and supplemented as follows:

       (a) Mr. Kern beneficially owns an aggregate of 3,574,155 shares of Common Stock. The shares of Common Stock beneficially owned by Mr. Kern represent approximately 11.2% of the issued and outstanding shares of Common Stock (based upon 30,491,070 shares of Common Stock issued and outstanding at June 30, 2000, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2000, and assuming the conversion of the 13,500 shares of Series A Preferred Stock (as defined below) held by Mr. Kern into an aggregate of 1,350,000 shares of Common Stock).

       (b) Pursuant to the terms of the Stock Purchase Agreement (as defined below), Mr. Kern has agreed that if the shares of Series A Preferred Stock held by him become entitled to vote as a separate class on any matter presented to the stockholders of the Issuer he will cause such shares of Series A Preferred Stock to be voted for or against such matter in the same proportion as the vote upon such matter by the holders of Common Stock. Except as otherwise set forth herein, Mr. Kern has the sole power to vote, or direct the voting of, and to dispose of, or direct the disposition of, the shares of Common Stock and Series A Preferred Stock beneficially owned by him.

       (c) Mr. Kern has effected the following transactions in shares of Common Stock in the last 60 days:

            (i) During July 2000, Mr. Kern purchased an aggregate of 21,000 shares of Common Stock in the open market as follows: (A) on July 11, 2000, Mr. Kern purchased 3,500 shares at $13.062 per share, (B) on July 12, 2000, Mr. Kern purchased 6,500 shares at $13.625 per share, (C) on July 13, 2000, Mr. Kern purchased 7,500 shares at $13.708 per share, (D) on July 13, 2000, Mr. Kern purchased 2,500 shares at $14.125 per share, and (E) on July 21, 2000, Mr. Kern purchased 1,000 shares at $12.125 per share.

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            (ii)   On July 28, 2000, Mr. Kern purchased 2,224,155 shares of
                   Common Stock at $10.50 per share from Hilton Hotels Corporation in a private transaction for an aggregate purchase price of $23,353,627.50.

            (iii) Effective July 28, 2000, Mr. Kern made a gift of 10,000 shares of Common Stock to his spouse. Mr. Kern expressly disclaims beneficial ownership of such shares of Common Stock.

            (iv) Effective July 28, 2000, Mr. Kern made a gift of 1,000 shares of Common Stock to his stepson. Mr. Kern expressly disclaims beneficial ownership of such shares of Common Stock.

            (v) Effective August 2, 2000, Mr. Kern made a gift of 10,000 shares of Common Stock to his spouse. Mr. Kern expressly disclaims beneficial ownership of such shares of Common Stock.

            (vi) On August 10, 2000, Mr. Kern purchased from the Issuer 13,500 shares of the Series A Preferred Stock for a purchase price of $1,562.50 per share, or an aggregate of $21,093,750. Each share of Series A Preferred Stock is convertible at any time into 100 shares of Common Stock (subject to adjustment), resulting in an imputed purchase price of $15.625 per share for the 1,350,000 shares of Common Stock underlying such shares of Series A Preferred Stock.

     (d)    None.

     (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Item 6 of the Original Statement is hereby amended and supplemented as follows:

       The information set forth in Items 3 and 4 is incorporated herein in its entirety.

       On August 4, 2000, the Issuer and Mr. Kern entered into a Stock Purchase and Loan Agreement (the "Stock Purchase Agreement") relating to the purchase by Mr. Kern of shares of a newly issued series of the Issuer's preferred stock designated as Convertible Participating Preferred Stock, Series A, par value $.01 per share (the "Series A Preferred Stock"). Pursuant to the Stock Purchase Agreement, on August 10, 2000, Mr. Kern purchased 13,500 shares of Series A Preferred Stock at a purchase price of $1,562.50 per share, or an aggregate of $21,093,750. Mr. Kern funded the purchase price for such shares of Series A Preferred Stock by payment of $13,500 in cash (drawn from Mr. Kern's personal funds) and the execution of a promissory note, dated August 10, 2000 (the "Secured Note"), payable to the order of the Issuer and bearing an initial principal amount of $21,080,250. The payment of the principal of and interest on the Secured Note is secured by a pledge of the 13,500 shares of Series A Preferred Stock issued to Mr. Kern, and any proceeds thereof, pursuant to the terms of a Pledge and Security Agreement, dated August 10, 2000 (the "Pledge and Security Agreement"), between the Issuer and Mr. Kern.

                                  Page 5 of 9
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The terms of the Secured Note and the Pledge and Security Agreement are
described in more detail below.

       Pursuant to the terms of the Certificate of Designations for the Series A Preferred Stock (the "Certificate of Designations"), each share of Series A Preferred Stock may be converted at any time, at the option of the holder thereof, into 100 shares of Common Stock (subject to certain customary adjustments) (the "Conversion Rate"). In addition, each share of Series A Preferred Stock will, subject to the receipt of any required governmental consents and approvals, automatically be converted into shares of Common Stock at the then effective Conversion Rate upon the satisfaction of all of Mr. Kern's obligations under the Secured Note. Shares of Series A Preferred Stock will participate in any dividends or distributions on the Common Stock on an as-converted basis. Shares of Series A Preferred Stock are entitled to a preference on liquidation equal to $.01 per share, and thereafter will participate with the shares of Common Stock in any liquidating distributions on an as-converted basis. Shares of Series A Preferred Stock vote together with the Common Stock on all matters presented to a vote of the stockholders of the Issuer, and holders of Series A Preferred Stock are entitled to one vote per share of Series A Preferred Stock held. Pursuant to the terms of the Stock Purchase Agreement, Mr. Kern has agreed that if the shares of Series A Preferred Stock held by him become entitled to vote as a separate class on any matter presented to the stockholders of the Issuer he will cause such shares of Series A Preferred Stock to be voted for or against such matter in the same proportion as the holders of shares of Common Stock vote upon such matter.

       The Secured Note has an initial principal amount of $21,080,250 and, unless accelerated earlier, will mature and become payable, together with accrued interest, on August 1, 2005. Interest on the Secured Note will accrue at a rate of 7% per annum, compounded quarterly. Upon the occurrence of certain events of default, the interest rate will increase to 9% per annum. The Secured
Note is nonrecourse against Mr. Kern personally except for an amount equal to 25% of the principal of and accrued interest on the Secured Note. In determining Mr. Kern's personal liability under the Secured Note, the Issuer must first proceed against the shares of Series A Preferred Stock (or proceeds thereof) held as collateral for the Secured Note to extinguish all amounts for which Mr. Kern may be personally liable under the Secured Note. Except upon the repurchase of shares of Series A Preferred Stock, or shares of Common Stock issued upon conversion thereof, as described below Mr. Kern does not have the right to prepay any principal of or interest on the Secured Note. In the event of such a repurchase, Mr. Kern is obligated to apply the proceeds thereof to the repayment of principal of and interest on the Secured Note. Pursuant to the Pledge and Security Agreement, Mr. Kern has pledged the shares of Series A Preferred Stock purchased pursuant to the Stock Purchase Agreement, any shares of Common Stock or other property or securities issuable upon conversion of such shares of Series A Preferred Stock, or any proceeds thereof, to secure payment of amounts owing under the Secured Note.

       The Stock Purchase Agreement provides that Mr. Kern and the Issuer will enter into a mutually acceptable registration rights agreement having customary terms and conditions and providing Mr. Kern with two demand registration rights (each of which may be a "shelf" registration) in respect of shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock, but will not provide any rights to participate in registrations initiated by the Issuer or others. If Mr. Kern's employment with the Issuer is terminated before April 6, 2005 by the Issuer for cause (as defined in the Stock Purchase Agreement) or by Mr. Kern without good reason (as defined in the Stock Purchase Agreement), the Issuer shall have the right to

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repurchase all or a specified portion (depending upon the date on which Mr.
Kern's employment is terminated) of the shares of Series A Preferred Stock, or shares of Common Stock issued upon conversion thereof, for a purchase price equal to $2,209 per share of Series A Preferred Stock or $22.09 per share of Common Stock, subject to certain adjustments. As described above, Mr. Kern will be required to apply the proceeds from any such repurchase to the repayment of principal of and interest on the Secured Note.

       The Stock Purchase Agreement and the Pledge and Security Agreement provide that Mr. Kern may not directly or indirectly sell, exchange or otherwise dispose of, or grant any option or other right with respect to, or create or suffer any lien or other encumbrance on, any of the collateral under the Pledge and Security Agreement (including the shares of Series A Preferred Stock issued to Mr. Kern or shares of Common Stock issued upon conversion thereof) except that (a) to the extent that the Issuer's repurchase right under the Stock Purchase Agreement has expired, Mr. Kern may direct the Issuer to effect a sale of the portion of the collateral with respect to which such repurchase right has expired, provided that the proceeds of any such sale are held in an escrow account pending the date all amounts under the Secured Note become due and owing and (b) Mr. Kern is entitled to assign his rights to the pledged collateral to an entity if (i) Mr. Kern holds at least 50% of the equity interests of such entity, (ii) Mr. Kern "controls" (as that term is defined in the Stock Purchase Agreement) such entity, (iii) the financial obligations of such entity under the Secured Note and the Pledge and Security Agreement have been personally guaranteed by Mr. Kern and (iv) such entity becomes a party to and bound by Mr. Kern's obligations under the Pledge and Security Agreement. In addition, the shares of Series A Preferred Stock issued to Mr. Kern are "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and accordingly may not be sold, transferred or otherwise disposed of unless such sale, transfer or other disposition is effected pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from the registration requirements of the Securities Act.

       The foregoing description of the Stock Purchase Agreement, the Certificate of Designations, the Secured Note and the Pledge and Security Agreement is qualified in its entirety to the full text of such documents, copies of which are attached hereto as Exhibits 1, 2, 3 and 4, respectively.

Item 7.    Material to Be Filed as Exhibits.

Exhibit Number      Exhibit Title
--------------      -------------

1 Stock Purchase and Loan Agreement, dated as of August 4, 2000, by and between Jerome H. Kern and On Command Corporation.

2 Certificate of Designations establishing Convertible Participating Preferred Stock, Series A, par value $.01 per share, of On Command Corporation.

3 Secured Note, due August 1, 2005, made by Jerome H. Kern to the order of On Command Corporation.

4 Pledge and Security Agreement, dated as of August 10, 2000, by and between Jerome H. Kern and On Command Corporation.

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                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 18, 2000


                                         /s/ Jerome H. Kern
                                   -------------------------------------
                                             Jerome H. Kern

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                                 EXHIBIT INDEX

Exhibit Number         Exhibit Title
--------------         -------------

1 Stock Purchase and Loan Agreement, dated as of August 4, 2000, by and between Jerome H. Kern and On Command Corporation.

2 Certificate of Designations establishing Convertible Participating Preferred Stock, Series A, par value $.01 per share, of On Command Corporation.

3                      Secured Note, due August 1, 2005, made by Jerome
                       H. Kern to the order of On Command Corporation.

4 Pledge and Security Agreement, dated as of August 10, 2000, by and between Jerome H. Kern and On Command Corporation.

                                  Page 9 of 9